SECURITIES AND EXCHANGE COMMISSION
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JAN 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
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UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 AND ENDING 11/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman Management Inc.

[redacted]

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Grieb (212) 526-0588
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

This report ** contains (check all applicable boxes):

Check	Item	Description	Page
x	(a)	Facing page	Facing page
x	(b)	Oath or Affirmation	i
x	(c)	Statement of Financial Condition	1
	(d)	Statement of Income	
	(e)	Statement of Changes in Stockholder's Equity	
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors	
	(g)	Statement of Cash Flows	
	(h)	Computation of Net Capital	
	(i)	Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1	
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3	
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5	
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges	
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts	
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts	
	(p)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act	
	(q)	Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report	
	(r)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	
	(s)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5	
	(t)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16	

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Neuberger Berman Management Inc., as of November 30, 2007 is true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 25 day of January 2008

CINDY S. BUCKHOLZ
Notary Public, State of New York
No. 01BU6030825
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires 9/20/09

NOTARY PUBLIC
New York, New York

In and for the State of New York
Residing in New York

NOTARY PUBLIC
Expiration 9/20/09

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
Neuberger Berman Management Inc.

We have audited the accompanying statement of financial condition of Neuberger Berman Management Inc. (the "Company") as of November 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management Inc. at November 30, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

January 28, 2008

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Statement of Financial Condition

In thousands
November 30, 2007

Assets	
Cash and cash equivalents	$200,770
Financial instruments owned	2,770
Fees receivable	29,316
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $8,974)	712
Identifiable intangible assets and goodwill (net of accumulated amortization of $205)	16,385
Other assets	24,776
Total assets	$274,729
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 16,676
Compensation payable	54,623
Income taxes payable	73,156
Other liabilities and accrued expenses	13,251
Total liabilities	157,706
Stockholder's Equity	
Common stock, $0.01 par value; 34,484 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	25,906
Retained earnings	91,116
Total stockholder's equity	117,023
Total liabilities and stockholder's equity	$274,729

See Notes to the Statement of Financial Condition.

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Notes to Statement of Financial Condition

Contents

		Page
Note 1	Summary of Significant Accounting Policies	3
Note 2	Fair Value of Financial Instruments	5
Note 3	Commitments and Contingencies	6
Note 4	Capital Requirements	6
Note 5	Holdings' Incentive Plans	6
Note 6	Holdings' Benefit Plans	7
Note 7	Income Taxes	9
Note 8	Related Party Transactions	9

Neuberger Berman Management Inc.
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Notes to Statement of Financial Condition

Note 1 Summary of Significant Accounting Policies

Organization and Description of Business

Neuberger Berman Management Inc. (the "Company," "we," "us," or "our"), a New York corporation, is a wholly-owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent") which is a wholly-owned subsidiary of Lehman Brothers Holdings Inc., also a Delaware corporation ("Holdings"). We conduct operations as a registered investment adviser to, and distributor of, registered mutual funds (the "Funds") and are a registered broker-dealer. We do not carry customer accounts and are exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(i).

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes.

Use of Estimates

In preparing our Statement of Financial Condition and accompanying notes, management makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in:

- measuring fair value of certain financial instruments;
- assessing its ability to realize deferred taxes;
- establishing provisions for potential losses that may arise from litigation, regulatory proceedings and tax examinations;
- accounting for identifiable intangible assets and goodwill; and
- valuing equity-based compensation awards.

Estimates are based on available information and judgment. Therefore, actual results could differ from the Company's estimates and that difference could have a material effect on its Statement of Financial Condition and notes thereto.

Financial Instruments and Securities Transactions

Financial instruments owned, which are investments in registered and unregistered investment funds, are carried at fair value. For further discussion of our financial instruments, see Note 2 "Fair Value of Financial Instruments," to the Statement of Financial Condition.

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which extend through 2010. Furniture and equipment are depreciated over periods of up to 10 years. Internal use software that qualifies for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, is capitalized and subsequently amortized over the estimated useful life of the software, generally five years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the Statement of Financial Condition using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Contingent liabilities related to income taxes are recorded when probable and reasonably estimable in accordance with SFAS No. 5, *Accounting for Contingencies.*

See "Accounting Changes and Other Accounting Developments—FIN 48" below for a discussion of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, ("FIN 48").

Accounting Changes and Other Accounting Developments

SFAS 158. In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Retirement Plans* ("SFAS 158"), which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans the benefit obligation is the projected benefit obligation; while for other postretirement plans the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income/(loss) (net of tax), a component of Stockholders' equity. In accordance with the guidance in SFAS 158, Holdings, as the sponsor of the defined benefit pension plan in which all employees of Holdings participate, adopted this provision of the standard for the year ended November 30, 2007. Holdings' adoption of SFAS 158 had no impact on the Company's Statement of Financial Condition at November 30, 2007.

SFAS 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS 157 also (i) nullifies the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs; (ii) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value; (iii) precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value; and (iv) requires costs related to acquiring financial instruments carried at fair value to be included in earnings as incurred.

The Company elected to early adopt SFAS 157 at the beginning of its 2007 fiscal year. There was no impact as a result of adopting SFAS 157. For additional information regarding our adoption of SFAS 157, see Note 2, "Fair Value of Financial Instruments."

FIN 48. In June 2006, the FASB issued FIN 48, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in FIN 48. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. We must adopt FIN 48 as of the beginning of our 2008 fiscal year. The adoption of FIN 48 will have no impact on the Company's Statement of Financial Condition.

FSP FIN 48-1. In May 2007, the FASB directed the FASB Staff to issue FASB Staff Position No. FIN 48-1, *Definition of "Settlement" In FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax position is effectively settled and other specified criteria are met. The adoption of FSP FIN 48-1 will have no impact on the Company's Statement of Financial Condition.

Note 2 Fair Value of Financial Instruments

Financial instruments owned, are presented at fair value. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependant on the price transparency for the instruments or market and the instruments' complexity.

Beginning December 1, 2006, assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels – defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair valued Financial instruments owned, at November 30, 2007 were:

In thousands	Level I	Level II	Level III	Total
Financial instruments owned:				
Equities	$ 2,770	$ —	$ —	$ 2,770
Total Financial instruments owned	$ 2,770	$ —	$ —	$ 2,770

Note 3 Commitments and Contingencies

We lease office space and equipment under lease agreements expiring on various dates through 2011. Office space leases are subject to escalation based on increases in costs incurred by the lessor. At November 30, 2007, minimum rentals, excluding office space escalation, under these lease agreements, (net of subleases of $1.1 million) are as follows:

In thousands	
Fiscal 2008	$ 32
Fiscal 2009	33
Fiscal 2010	29
Fiscal 2011	-
Fiscal 2012	-
December 1, 2012 and thereafter	-
Total minimum lease payments	$ 94

We are involved in legal proceedings concerning matters arising in connection with the conduct of our business. Such proceedings generally include actions arising out of our activities as an investment adviser. Although there can be no assurances as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in cases pending against us and we intend to defend vigorously each such case. Based on information currently available, advice of counsel, and established reserves, we believe the eventual outcome of the actions against us will not, individually and in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity.

Note 4 Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, we are subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires us to maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At November 30, 2007, we had net capital of approximately $57.7 million, which exceeded requirements by approximately $57.5 million. The net capital charge for the deductible on our fidelity bond has been borne by Neuberger Berman, LLC ("NB, LLC), an affiliate. Based on applicable regulatory requirements, we may not withdraw equity capital if our net capital falls below certain specified levels.

Note 5 Holdings' Incentive Plans

Our employees participate in a Neuberger Berman incentive plan and Holdings' various incentive plans and we record our allocated share of Holdings' equity-based compensation cost. The following is a description of these incentive plans.

1999 Long-Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of common stock that may be issued under the LTIP is 15.4 million. At November 30, 2007, awards with respect to approximately 13.7 million shares of common stock had been made under the LTIP, of which 3.2 million were outstanding.

Employee Incentive Plan

The Holdings Employee Incentive Plan (the "EIP") provided for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees, and has authorization from Holdings' Board of Directors to issue up to 464.0 million shares of Holdings common stock. At November 30, 2007, awards with respect to 460.3 million shares of Holdings common stock have been made

under the EIP of which 115.7 million are outstanding, and 344.6 million have been converted to freely transferable Holdings common stock.

Stock Incentive Plan

The Holdings Stock Incentive Plan (the "SIP") has a 10-year term ending in May 2015, with provisions similar to the EIP. The SIP authorized the issuance of up to the total of (i) 95.0 million shares (20.0 million as originally authorized, plus and additional 75.0 million authorized by the stockholders of Holdings at its 2007 Annual Meeting), plus (ii) the 33.5 million shares authorized for issuance under the Holdings 1996 Management Ownership Plan and the EIP that remained unawarded upon their expiration, plus (iii) any shares subject to repurchase or forfeiture rights under the Holdings 1996 Management Ownership Plan, the EIP or the SIP that are reacquired by the Company, or the award of which is canceled, terminates, expires or for any other reason is not payable, plus (iv) any shares withheld or delivered pursuant to the terms of the SIP in payment of any applicable exercise price or tax withholding obligation. Awards with respect to 51.1 million shares of Holdings common stock have been made under the SIP as of November 30, 2007, of which 50.4 million are outstanding.

Restricted Stock Units

Eligible employees receive RSUs from Holdings, in lieu of cash, as a portion of their total compensation. There is no further cost to employees associated with RSU awards. RSU awards generally vest over two to five years and convert to unrestricted freely transferable common stock five years from the grant date. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. We accrue dividend equivalents on outstanding RSUs (in the form of additional RSUs), based on dividends declared on our common stock.

Note 6 Holdings' Benefit Plans

Holdings provides a funded noncontributory defined benefit pension plan for its U.S. employees in which our employees participate. Holdings uses a November 30 measurement date for its plans. We record as compensation and benefits our allocated share of the cost for this plan.

In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation. For other postretirement plans, the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income/(loss) (net of tax), a component of Stockholders' equity. Holdings adopted this provision of SFAS 158 for the year ended November 30, 2007. Holdings' adoption of SFAS 158 had no impact on the Company's Statement of Financial Condition at November 30, 2007

The following table provides a summary of the changes in the plans' benefit obligations, fair value of plan assets, and funded status and amounts recognized in the Statement of Financial Condition for Holdings' U.S. defined benefit pension plan:

In millions **November 30, 2007**	**Pension Benefits**
Change in benefit obligation	
Benefit obligation at beginning of year	$1,092
Service cost	52
Interest cost	63
Plan amendment	1
Actuarial loss	(158)
Acquisition/Amendment/Curtailment	(4)
Benefits paid	(32)
Benefit obligation at end of year	1,014
Change in plan assets	
Fair value of plan assets at beginning of year	1,147
Actual return on plan assets, net of expenses	94
Employer contribution	-
Benefits paid	(32)
Fair value of plan assets at end of year	1,209
Funded status	195
Unrecognized net actuarial loss	-
Unrecognized prior service cost	-
Prepaid benefit cost	$ 195
Accumulated benefit obligation	$ 947

Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2007

Discount rate	6.66%
Rate of compensation increase	5.00%

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of our pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Lehman Brothers common stock, although the plan may hold a minimal investment in Lehman Brothers common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2007	
Equity securities	76%
Fixed income securities	24
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2008

Holdings does not expect to contribute to its U.S. pension plans in the fiscal year ending November 30, 2008.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension
Fiscal 2008	$ 36
Fiscal 2009	38
Fiscal 2010	41
Fiscal 2011	44
Fiscal 2012	48
Fiscal 2013—2017	289

Note 7 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Lehman Brothers. Our tax provision is computed in accordance with the tax sharing agreement between Lehman Brothers and its subsidiaries. In accordance with this agreement, the balance due at November 30, 2007 was $67.6million. Our net deferred tax asset of $12.9million ($15.2million of deferred tax assets and $2.3million of deferred tax liabilities) relates primarily to depreciation and amortization of deferred compensation and is included in other assets in our Statement of Financial Condition. We anticipate our net deferred tax asset will be realized; therefore no valuation allowance has been recorded.

Note 8 Related Party Transactions

Certain employees of the Company are officers and/or trustees and directors of the Funds managed by us.

Cash and cash equivalents and financial instruments owned, at market value include $200.8 million and $2.8 million, respectively, invested in money market and other funds managed by us at November 30, 2007.

Included in Other assets is $11.4 million due from various affiliates.

END